                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               -------------


                             (Amendment No. 4)

                     Richton International Corporation
- --------------------------------------------------------------------------
                             (Name of Issuer)

    Common Stock, par value $.10                    765516109
             per share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

              George H. Hempstead, III, c/o Hanson Industries
       99 Wood Avenue South, Iselin, New Jersey  08830 (908) 603-660
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               June 5, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    HANSON PLC

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    HANSON HOLDINGS (1) LTD.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    HANSON OVERSEAS HOLDINGS LTD.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    HANSON HOLDINGS NETHERLANDS B.V.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      KINGDOM OF THE NETHERLANDS
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    HM ANGLO-AMERICAN LTD.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    HANSON AMERICA INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    HM HOLDINGS, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 765516109                     13D


     1     NAME OF REPORTING PERSON:    KIDDE INDUSTRIES, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

    14     TYPE OF REPORTING PERSON:    CO

               This Statement amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Kidde Industries, Inc. (as successor by merger to Kidde Inc.) ("Kidde"), HM Holdings, Inc. ("HM Holdings"), Hanson America Inc. ("Hanson America"), HM Anglo-American, Ltd. ("Anglo"), Hanson Holdings Netherlands B.V. ("Netherlands"), Hanson Overseas Holdings Limited ("Overseas"), Hanson Holdings (1) Limited ("HH-1") and Hanson PLC (collectively referred to herein as the "Beneficial Owners"), with respect to their beneficial ownership of the Common Stock, par value $.10 per share ("Common Stock") of Richton International Corporation, a Delaware corporation (the "Company"), as previously amended by Amendments Nos. 1 through 3 thereto.


     Item 4.  Purpose of Transaction.
              ----------------------

               On June 5, 1995, Kidde, an indirect subsidiary of Hanson PLC, sold the Common Stock to Jacuzzi Inc. ("Jacuzzi"), an indirect subsidiary of U.S. Industries, Inc. ("USI"), pursuant to a stock purchase agreement (the "Stock Purchase Agreement"), dated May 30, 1995, between Kidde and USI American Holdings, Inc. ("USIAH"), a subsidiary of USI and the parent corporation of Jacuzzi. Jacuzzi assumed the rights and obligations of USIAH under the Stock Purchase Agreement pursuant to an assignment and assumption agreement (the "Assignment Agreement"), dated May 31, 1995.

               The sale of the Common Stock pursuant to the Stock Purchase Agreement was effected in connection with the demerger (i.e., spin-off) of Hanson's non-core U.S. businesses to USI and its subsidiaries, as announced by Hanson and reported on Schedule 13D by the Beneficial Owners in February 1995.

               Each of the Stock Purchase Agreement and the Assignment Agreement has been filed as an exhibit to this Amendment No. 4 and is incorporated herein by reference.


     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               (a) - (b) As of June 5, 1995, the Beneficial Owners no longer beneficially owned any shares of the Common Stock.

               (c) The information contained in Item 4 of this Amendment No. 4 is incorporated herein by reference.

               (d)  Not applicable.






















     NYFS02...:\13\51513\0220\1733\SCH6015K.030

               (e) As a result of the sale of the Common Stock by Kidde, on June 5, 1995, the Beneficial Owners ceased to be the owners of more than 5% of the outstanding Common Stock.


     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
               ----------------------------------------

               The information contained in Item 4 of this Amendment No. 4 is incorporated herein by reference.


     Item 7.   Material to be Filed as Exhibits.
               --------------------------------

               The following are filed herewith as Exhibits to this Statement on Schedule 13D:

               4. Stock Purchase Agreement, dated May 30, 1995, between Kidde Industries, Inc. and USI American Holdings, Inc.

               5. Assignment and Assumption Agreement, dated May 31, 1995, between USI American Holdings, Inc. and Jacuzzi Inc.

                                   SIGNATURES
                                   ----------

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  June 5, 1995



                              HANSON PLC
                              HANSON HOLDINGS (1) LIMITED
                              HANSON OVERSEAS HOLDINGS LIMITED
                              HANSON HOLDINGS NETHERLANDS B.V.



                              By:  /s/ George H. Hempstead, III
                                   ----------------------------------------
                                   George H. Hempstead, III
                                   Attorney-in-Fact



                              HM ANGLO-AMERICAN, LTD.
                              HANSON AMERICA INC.
                              HM HOLDINGS, INC.
                              KIDDE INDUSTRIES, INC.



                              By:  /s/ George H. Hempstead, III
                                   ----------------------------------------
                                   George H. Hempstead, III
                                   Vice President

                                  EXHIBIT INDEX
                                  -------------
     Item No.                                                Page No.
     --------                                                --------

     4.             Stock Purchase Agreement, dated
                    May 30, 1995, between Kidde Industries,
                    Inc. and USI American Holdings,
                    Inc.

     5.             Assignment and Assumption Agreement,
                    dated May 31, 1995, between USI
                    American Holdings, Inc. and Jacuzzi
                    Inc.